SECURITIES AND EXCHANGE COMMISSION

02045261

7/5/02

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

JUL 5 2002

For the month of July, 2002

DECOMA INTERNATIONAL INC.
(Exact name of Registrant as specified in its Charter)

50 Casmir Court, Concord, Ontario, Ontario L4K 4J5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____ Form 40-F XX

PROCESSED
JUL 18 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No XX

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

DECOMA INTERNATIONAL INC. (Registrant)

By: RD Benson
R. David Benson
Executive Vice President, Secretary and General Counsel

Date: July 4, 2002

C:\MyFiles\PublicCo\MaterialChanges\July 4 2002 6KFiling.59.wpd

EXHIBITS

Exhibit 1	Material Change Report dated July 4, 2002, with respect to a press release issued on June 25, 2002, wherein the Registrant announced an amended affiliation agreement with parent, Magna International Inc.

C:\MyFiles\PublicCo\MaterialChanges\July 4 2002 6KFiling.59.wpd

DECOMA INTERNATIONAL INC.

MATERIAL CHANGE REPORT

Section 75(2) of the *Securities Act* (Ontario)
Section 85(1)(b) of the *Securities Act* (British Columbia)
Section 146(1)(b) of the *Securities Act* (Alberta)
Section 84(1)(b) of *The Securities Act, 1988* (Saskatchewan)
Section 81(2) of the *Securities Act* (Nova Scotia)
Section 76(2) of the *Securities Act* (Newfoundland)

1. Reporting Issuer

Decoma International Inc.
50 Casmir Court
Concord, ON
L4K 4J5

2. Date of Material Change

June 25, 2002

3. Press Release

A press release was issued in Toronto, Ontario on June 25, 2002, a copy of which is attached.

4. Summary of Material Change

On June 25, 2002, Decoma International Inc. ("Decoma") announced that Decoma entered into an agreement with Magna International Inc. ("Magna") to amend the terms of its existing affiliation agreement with Magna under which Magna provides certain benefits and services to Decoma. The amended agreement, which will be effective as of August 1, 2002, provides for a term of nine years and five months, expiring on December 31, 2011, and thereafter is renewable on a year-to-year basis at the parties' option. The affiliation fees payable under the amended agreement will be reduced to 1% of Decoma's net sales from the 1.5% rate that now applies.

5. Full Description of Material Change

Background to the Amended Affiliation Agreement

Reference is made to Decoma's Annual Information Form dated March 6, 2002 (the "AIF") for a description of the terms of the Affiliation Agreement (the "Original Agreement") dated December 8, 1997 between Decoma and Magna. As described in the AIF, Decoma receives various services and benefits from Magna and pays to Magna an affiliation fee equal to approximately 1.5% of Decoma's consolidated net sales. The Original Agreement had a fixed term expiring on July 31, 2002 and was subject to automatic renewal on a year-to-year basis, provided that either Magna or Decoma was entitled to terminate the Original Agreement on prior notice to the other party.

Magna and Decoma have been discussing for several months the terms upon which the parties might amend and extend the Original Agreement. Because of Magna's controlling interest in Decoma, Decoma's board of directors (the "Board") established a special committee of independent directors (the "Special Committee") to review the Original Agreement. The Special Committee was given the mandate to consider and make recommendations to the Board as to the termination, continuation or amendment and continuation of the Original Agreement.

Following its appointment, the Special Committee, in consultation with management of Decoma, undertook a review of the benefits and services provided by Magna under the Original Agreement and determined that Decoma derived substantial benefits under the Original Agreement. The Special Committee then participated in negotiations with Magna regarding the terms of an amendment to and extension of the Original Agreement (the "Amending Affiliation Agreement"). The Special Committee retained Kroll Lindquist Avey Co. ("Kroll") as an independent valuator to complete a valuation of the consideration proposed to be paid by Decoma to Magna under the Amending Affiliation Agreement. For further discussion of Kroll's valuation, see "Summary of the Kroll Valuation", below.

On June, 25, 2002, following completion of negotiations with Magna and the unanimous recommendation of the Special Committee, the Board unanimously approved the entering into of the Amending Affiliation Agreement. Ms. Stronach and Mr. Wolf, both of whom are officers and directors of Magna and/or affiliates of Magna other than Decoma, and Mr. Power, the President and Chief Executive Officer of Decoma, refrained from voting.

Principal Amendments to the Original Agreement

Under the Amending Affiliation Agreement, Decoma will continue to receive all of the services and benefits provided by the Original Agreement.

The Amending Affiliation Agreement provides for a reduction of the affiliation fees payable to Magna. In general, the affiliation fee has been reduced to be approximately 1% of Decoma's consolidated net sales. In addition, Decoma is entitled to a credit in respect of the affiliation fees otherwise determined to be payable under the Original Agreement in respect of the period commenced January 1, 2002 and ending July 31, 2002 equal to 0.25% of Decoma's consolidated net sales for this period. Decoma is also entitled to receive a reduction in the affiliation fee that would otherwise be payable by eliminating from the calculation of the fee (i) 100% of consolidated net sales derived from the operations of any business which has been acquired by Decoma for the period from the date of the acquisition of the business to the end of the calendar year in which the business was acquired; and (ii) 50% of the consolidated net sales for the acquired business for the next following calendar year. These latter adjustments will be applied to Decoma's Autosystems acquisition completed in the fall of 2001, which will result in a credit in respect of fees charged in 2001 and 2002.

The Amending Affiliation Agreement will be effective as of August 1, 2002. The Amending Affiliation Agreement will have a term ending on December 31, 2011, and may be renewed automatically for further terms of one year unless terminated by either party by notice in writing given to the other party at least 6 months prior to each date of renewal.

If the Amending Affiliation Agreement is terminated at the conclusion of its term, Decoma may, but will not be obliged to, enter into a trademark licence agreement pursuant to which Magna will, for a commercially reasonable royalty fee to be negotiated by Magna and Decoma, extend for 15 years from the date of such termination Decoma's sole and exclusive, world-wide licence to the Decoma trademarks and tradename.

Summary of the Kroll Valuation

The information below provides a summary of the key elements of Kroll's valuation of the consideration to be paid by Decoma to Magna pursuant to the Amending Affiliation Agreement (the "Valuation"). As a summary it necessarily omits information which the reader should consider to understand the scope of the work undertaken and its limitations, and the basis of Kroll's analysis. Anyone wishing to review the full text of the Valuation may do so during normal business hours at Decoma's offices located at 50 Casmir Court, Concord, Ontario, L4K 4J5. Shareholders of Decoma may obtain a copy of the full text of the Valuation free of charge by contacting Decoma's General Counsel at Decoma's offices in Concord, Ontario, or by calling 905.669.2888.

Kroll is Canada's largest independent business valuation and forensic accounting firm, and provides financial advisory services including business and securities valuation, contract assessments pursuant to dispute resolution, corporate restructurings, forensic accounting and independent expert testimony. Kroll has significant experience in providing valuations in transactions and disputes involving public and private companies in a variety of industries.

The Special Committee was satisfied that Kroll was independent of Magna, Decoma and their respective affiliates and associates and was well qualified to prepare the Valuation.

Valuation Assumptions

Subject to the exercise of Kroll's professional judgement, Kroll has relied upon and assumed the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from Decoma and public sources. The Valuation assumes, and is conditional upon, the completeness, accuracy and fair presentation of such information. In addition, Kroll's valuation methodology required the making of a variety of assumptions regarding factors affecting Decoma's future operations and by extension the payments to be made to Magna under the Amending Affiliation Agreement. These are described below.

Valuation Methodology

For the purposes of the Valuation, Kroll undertook to determine the fair market value of the consideration to be paid by Decoma to Magna pursuant to the terms of the Amending Affiliation Agreement. This consideration is to be paid in the form of a stream of payments representing the annual affiliation fee. Kroll determined the fair market value of these payments on a going-concern basis using the "discounted cash flow approach" which requires an assessment of the amount, timing and relative certainty of the projected affiliation fees to be paid by Decoma to Magna pursuant to the Amending Affiliation Agreement. This assessment requires that certain assumptions be made regarding, among other things, future Decoma consolidated net sales, foreign exchange rates, tax rates and discount rates. These assumptions are described in the full text of the Valuation.

The present value of the consideration to be paid by Decoma to Magna pursuant to the Amending Affiliation Agreement has been calculated for the specified term of the Amending Affiliation Agreement (August 1, 2002 to December 31, 2011) (the "Specified Term") and for the possible renewal period thereafter (the "Renewal Term").

Valuation of Specified Term

Based upon, and subject to the analyses, restrictions and assumptions set out in the Valuation, Kroll concluded the present value, as of June 25, 2002, of the consideration to be paid by Decoma to Magna for the Specified Term to be in the range of Cdn. $179 million to Cdn. $198 million.

Valuation of Renewal Term

Kroll concluded that the valuation of a business interest or contract on a going-concern basis using a discounted cash flow approach requires consideration of the "terminal value" or "renewal value", if applicable. This amount reflects the value of consideration expected to be paid subsequent to the Specified Term.

Decoma is not contractually obliged to maintain the affiliation relationship with Magna beyond the Specified Term and it is anticipated that Decoma's Board will consider what action Decoma should take at that time in relation to the affiliation relationship having regard to the best interests of the Decoma at that time. Kroll considered the various alternatives that could occur on or following the Specified Term which include:

- the continuation of the Amending Affiliation Agreement on a year-to-year basis on the same terms;
- the termination of the Amending Affiliation Agreement and the licence by Decoma of the Decoma tradename and trademarks on an exclusive world-wide basis for 15 years at a commercially reasonable rate;
- the termination of the Amending Affiliation Agreement without entering into a licensing agreement; and

- the continuation of an affiliation arrangement after the negotiation of an amended agreement.

Based upon, and subject to the analyses, restrictions and assumptions set out in the Valuation, including Kroll's assumptions with respect to the probability of each of the above alternatives occurring, Kroll concluded the present value, as at June 25, 2002, of the consideration that may be paid by Decoma to Magna for the possible Renewal Term to be in the range of Cdn. $53 million to Cdn. $65 million.

Valuation Conclusion

Based upon and subject to the analyses, restrictions and assumptions set out in the Valuation, Kroll is of the opinion that, as at June 25, 2002, the total fair market value of the consideration to be paid by Decoma to Magna pursuant to the Amending Affiliation Agreement, comprised of the present value of consideration payable in respect of the Specified Term and the Renewal Term, is in the range of Cdn. $232 million to Cdn. $263 million.

6. Reliance on Confidentiality Provisions of Securities Legislation

Not applicable.

7. Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

8. Senior Officers

For further information please contact Mr. S. Randall Smallbone, Executive Vice-President, Finance and Chief Financial Officer, at (905) 760-3203.

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario, this 4th day of July, 2002.

/signed/ "R. David Benson"

R. David Benson
Executive Vice-President,
Secretary and General Counsel

DECOMA

SCHEDULE "A"

PRESS RELEASE

DECOMA ANNOUNCES AMENDMENTS TO AFFILIATION AGREEMENT WITH MAGNA INTERNATIONAL INC. AND COMPLETION OF U.K. OPERATIONS GOODWILL REVIEW

Concord, Ontario, June 25, 2002...Decoma International Inc. (**TSX:DEC.A; NASDAQ:DECA**) today announced that it has entered into an agreement with Magna International Inc. ("Magna") to amend the terms of its existing affiliation agreement with Magna under which Magna provides certain benefits and services to Decoma. The amended agreement, which will be effective as of August 1st, 2002, provides for a term of nine (9) years and five (5) months, expiring on December 31st, 2011, and thereafter is renewable on a year-to-year basis at the parties' option. Affiliation fees payable under the amended agreement will be reduced to 1% of Decoma's consolidated net sales from the 1.5% rate that now applies. At current sales levels, the fee reduction is expected to result in annualized savings commencing August 1st, 2002 of approximately $9-10 million. The amended agreement will also entitle Decoma to a credit equal to 0.25% of Decoma's consolidated net sales for the period from January 1st, 2002 to July 31st, 2002. This credit is expected to reduce Decoma's fees for the seven (7) month period by approximately $2.8 million. The negotiations with Magna regarding the affiliation agreement were overseen by a special committee of independent directors of Decoma's board and the resulting agreement was reviewed and then approved by Decoma's board on the recommendation of the special committee.

Commenting on the amended agreement, Alan J. Power, Decoma's President and Chief Executive Officer stated: "We are very pleased with the terms of the amended affiliation arrangements with Magna. In the past, our affiliation arrangements with Magna have contributed to our rapid growth as a public company. Under the new arrangements, Decoma will continue to receive the significant benefits of affiliation with Magna which will support Decoma's objective of continued profitable growth. To be able to access these benefits at a significantly reduced fee level is definitely a positive development for the Company".

Decoma also announced today that it has completed its previously disclosed review of its United Kingdom ("U.K.") operations and the impact of recent changes to the accounting rules for goodwill. As a result of this review, Decoma has determined that it is necessary to write down the goodwill of its U.K. reporting unit in the second quarter of Fiscal 2002. As required by generally accepted accounting principles, this write down of goodwill, in the approximate amount of $12 million, will be charged against Decoma's opening retained earnings for Fiscal 2002 and will not impact Decoma's earnings per share for 2002.

DECOMA INTERNATIONAL INC.

50 Casmir Court
Concord, Ontario
Canada L4K 4J5
tel: 905-669-2888
fax: 905-669-5075

As part of its review of goodwill, Decoma also reassessed the recoverability of deferred pre-production expenses at its U.K. Merplas facility. As a result of this review, Decoma has determined that it is also necessary to write down the Merplas deferred pre-production expenses. This charge will be approximately $8 million and is expected to reduce diluted earnings per share by approximately $0.08 for the second quarter of Fiscal 2002.

Commenting on the above write downs, S. Randall Smallbone, Decoma's Executive Vice-President, Finance and Chief Financial Officer noted, "Decoma remains committed to its U.K. operations over the long term and will continue to aggressively pursue new business opportunities to fill open capacity."

Decoma designs, engineers and manufactures automotive exterior components and systems which include fascias (bumpers), front and rear end modules, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components for cars and light trucks (including sport utility vehicles and mini-vans). Decoma has approximately 14,000 employees in 42 manufacturing, engineering and product development facilities in Canada, the United States, Mexico, Germany, Belgium, England, Japan, France and the Czech Republic.

This press release contains "forward looking statements" within the meaning of applicable securities legislation. Such statements involve important risks and uncertainties that may cause actual results or anticipated events to be materially different from those expressed or implied herein. These factors include, but are not limited to, risks relating to the automotive industry, pricing concessions and cost absorptions, reliance on major OEM customers, production volumes and product mix, currency exposure, environmental matters, new facilities, trade and labour relations, technological developments by the Company's competitors, government and regulatory policies, changes in the competitive environment in which the Company operates and the Company's ability to raise necessary financing. In this regard, readers are referred to the Company's Annual Information Form for the year ended December 31, 2001, filed with the Canadian securities commissions and as an annual report on Form 40-F with the United States Securities and Exchange Commissions, and subsequent public filings, including Management's Discussion and Analysis of Results of Operations and Financial Position for the year ended December 31, 2001, contained in the 2001 Annual Report.

For further information about this press release please contact S. Randall Smallbone, Executive Vice-President, Finance and Chief Financial Officer of Decoma at (905) 669-2888 or (905) 760-3203.

For further information about Decoma, please visit the company's website at www.decoma.com.

DECOMA INTERNATIONAL INC.

50 Casmir Court
Concord, Ontario
Canada L4K 4J5
tel: 905-669-2888
fax: 905-669-5075